UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66529

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Skystone Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__12400 Coit Road, Suite 900__
(No. and Street)

__Dallas__	__TX__	__75251__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Rosser Newton__	__214-906-3631__	__rosser@petro-capital.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Turner, Stone & Company, L.L.P.__
(Name – if individual, state last, first, and middle name)

__12700 Park Central Drive, STE 1400__	__Dallas__	__TX__	__75251__
(Address)	(City)	(State)	(Zip Code)

__09/29/2003__		__76__
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. **See 17 CFR 240.17a-5(e)(1)(ii), if applicable.**

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rosser Newton__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Skystone Securities, LLC__ , as of __December 31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DELANEY MAYFIELD
Notary ID #134077951
My Commission Expires
November 22, 2026

Signature: _____

Title:
__Managing Member__



Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Skystone Securities, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2022

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6-8

SCHEDULE I 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 10

EXEMPTION REPORT 11



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Skystone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skystone Securities, LLC, as of December 31, 2022, and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Skystone Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Skystone Securities, LLC's management. Our responsibility is to express an opinion on Skystone Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Skystone Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained on Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Skystone Securities, LLC's financial statements. Schedule I is the responsibility of Skystone Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as Skystone Securities, LLC's auditor since 2006.

Dallas, Texas
February 22, 2023

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

SKYSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Current assets:

Cash	$	58,380
Accounts receivable		19,729
Prepaid expenses		10,121
Total current assets	$	88,230

Liabilities and Member's Capital

Current liabilities:

Accounts payable and accrued expenses	$	10,128
Total current liabilities		10,128
Member's capital		78,102
	$	88,230

The accompanying notes are an integral part of the financial statements.

-3-

SKYSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:	
Revenues	$ 290,629
Operating expenses:	
Incremental allocation services fee (Note 2)	-
Registration fees	17,470
General and administrative	245,636
	263,106
Net operating income	27,523
Other income (expense)	
Interest income	96
Total other income	96
Net income	27,619
Member's capital at beginning of year	69,483
Contributions	101,000
Distributions	(120,000)
Member's capital at end of year	$ 78,102

The accompanying notes are an integral part of the financial statements.

SKYSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:

Net income	$ 27,619
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(19,729)
Prepaid expenses	662
Accounts payable and accrued expenses	(4,324)
Net cash provided by operating activities	4,228
Cash flows from investing activities:	
Net cash provided by investing activities:	-
Cash flows from financing activities:	
Contributions from member	101,000
Distributions paid to member	(120,000)
Net cash used in financing activities:	(19,000)
Decrease in cash	(14,772)
Cash at beginning of year	73,152
Cash at end of year	$ 58,380

The accompanying notes are an integral part of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and operations

Skystone Securities, LLC, (formerly Petro Capital Securities, LLC) (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Securities Holdings, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Customer concentrations

For the year ended December 31, 2022, the Company had the following customer concentrations with respect to its revenues:

	% of Rev.	% of AR
Customer 1	90%	100%
Customer 2	10%	*

*amount below 10%

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains deposits in one financial institution. At December 31, 2022, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2022, none of the Company's cash was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2022, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2022 and through February 23, 2023, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2022, up until the issuance of the financial statements, which occurred on February 22, 2023.

2. TRANSACTIONS WITH RELATED PARTY

Office and administrative services agreement

The Company incurred a monthly incremental allocation services fee to an affiliate through the Office and Administrative Services Agreement. Such fees amounted to $495,698 during the year ended December 31, 2022 which were forgiven by the Parent. The "Incremental allocation services fee" and offsetting Bad Debt Expense reflect $0 total expense on the accompanying statement of operations and member's capital.

No balance was Due from Parent for client funds paid to the Parent instead of the Company.

3. INCOME TAXES

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company was in compliance with aggregate indebtedness of $10,128 and net capital of $48,252.

5. RULE 15c3-3 EXEMPTION

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SKYSTONE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

Net Capital Requirement, the Greater of:			$	5,000
1/15 of Aggregate Indebtedness	$	675		
Minimum Dollar Requirement	$	5,000		
Net Capital			$	48,252
Excess Net Capital			$	43,252
Aggregate Indebtedness (AI):			$	10,128
Ratio of Aggregate Indebtedness to Net Capital:			20.99%	
Ratio of Subordinated Indebtedness to Debt/Equity Total:			N/A	
120% of Net Capital requirement or 10% of AI			$	6,000.00
Net Capital in Excess of 120% of Required Net Capital			$	42,252

Total Assets (Cash on Hand, Money Market Accounts)			$	88,230
Less: Total Liabilities				10,128
(Exclusive of subordinated debt)				
Net Worth				78,102
Deductions from and/or charges to Net Worth:				
Total non-allowable assets	$	29,850		
(Excess Fidelity Bond deductible)				
Total Deductions from Net Worth				29,850
Net Capital before haircuts on securities positions			$	48,252
Haircuts on securities:				
Certificates of Deposit and Commercial Paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other Securities		-		
Total haircuts of securities				-
Net Capital			$	48,252

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2022.



Report of Independent Registered Public Accounting Firm

To the Member of
Skystone Securities, LLC

We have reviewed management's statements, included in the accompanying Skystone Securities, LLC Exemption Report, in which (1) Skystone Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Skystone Securities, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Skystone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skystone Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Dallas, Texas
February 22, 2023

Turner, Stone & Company, L.L.P.

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Skystone Securities, LLC

12400 Coit Road, Suite 900 / Dallas, Texas 75251
214-906-3631

Exemption Report

Skystone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Skystone Securities, LLC.

I, Rosser Newton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Rosser Newton, Managing Member
January 5, 2023